EXHIBIT 99.5

ARAHL LETTER OF SUPPORT

CONFIDENTIAL

August 21, 2012

CPI Ballpark Investments Ltd

c/o DTOS Ltd

10th Floor, Raffles Tower

19 Cybercity, Ebene, Mauritius

Re: Letter of Support (the “Letter Agreement”)

Dear Sirs:

Reference is hereby made to the voting agreement, dated of even date herewith, by and between CPI Ballpark Investments Ltd. (“CPI Ballpark”) and certain other parties named therein (the “Voting Agreement”).

Aqua Resources Asia Holdings Limited (the “Shareholder”) is a shareholder of China Hydroelectric Corporation, a company organized and existing under the laws of the Cayman Islands (the “Company”). The Shareholder beneficially owns the number of American Depositary Shares of the Company (“ADSs”), each representing three of the Company’s ordinary shares, par value $0.001 per share (“Shares”) and the number of Shares, set forth opposite its name on Schedule A hereto (such ADSs and Shares, together with (i) any other Shares, ADSs or other capital stock of the Company acquired by the Shareholder and (ii) any Shares received by the Shareholder upon conversion of any ADS held by the Shareholder, in each case after the date hereof and during the term of this Letter Agreement, being collectively referred to herein as the Shareholder’s “Subject Shares”).

It is contemplated that the Shareholder, CPI Ballpark and each of the other parties to the Voting Agreement (collectively, the “Consortium”) will collectively submit a written request to the board of directors of the Company (the “Board”) to call an extraordinary general meeting of the shareholders of the Company (the “EGM”), and at such meeting the Consortium will propose to remove certain members of the Company’s current board of directors as determined by the Consortium and elect the director candidates nominated and agreed by the Consortium to the Company’s board of directors (collectively, the “Proposed Matter”).

The Shareholder hereby agrees to cooperate in good faith with CPI Ballpark and all the other members of the Consortium to allow the voting at the EGM on resolutions necessary to effect the Proposed Matter (and no other matters or business).

The Shareholder hereby agrees that at the EGM or any other meeting of the shareholders of the Company during the term of this Letter Agreement at which the Proposed Matter is submitted to a vote by the shareholders (each, a “Related Shareholder Meeting”), the Shareholder shall, including by executing written consents, vote (or instruct its nominee to cause to be voted, as appropriate) the Subject Shares in favor of the adoption of the Proposed Matter, until the termination of this Letter Agreement in accordance with its terms.

The Shareholder further agrees that at the EGM or any Related Shareholder Meeting or at any adjournment thereof, the Shareholder shall vote (or instruct its nominee to cause to be voted, as appropriate) the Subject Shares against (i) any other director candidates who are not nominated by the Consortium unless agreed in writing by each member of the Consortium including the Shareholder, and (ii) any amendment of the Memorandum and Articles of Association of the Company or the Bylaws of the Company or other proposal or transaction involving the Company, which amendment or other proposal or transaction would in any manner materially impede, frustrate, prevent, delay or otherwise adversely impact the adoption of the Proposed Matter. The Shareholder shall not commit or agree to take any action inconsistent with the foregoing.

The Shareholder agrees to sign a joint letter to the Board in the form attached hereto as Schedule B.

CPI Ballpark shall prepare the notices and proxy materials necessary under applicable law (including the laws of the Cayman Islands, U.S. securities laws, and the applicable rules and regulations of the principal exchange on which the ADSs are traded) to call the EGM (“EGM Materials”) and the Shareholder shall promptly, upon reasonable request by CPI Ballpark, provide CPI Ballpark any information required for inclusion in the EGM Materials related to the Shareholder (including information relating to the qualifications, bio and experience of any director to be nominated by the Shareholder in connection with the Proposed Matter). Notwithstanding anything to the contrary stated above, prior to filing or mailing the EGM Materials (including any amendment or supplement to the EGM Materials), CPI Ballpark shall provide the Shareholder with a reasonable opportunity to review and comment on such documents and CPI Ballpark shall consider all additions, deletions or changes suggested thereto by such Shareholder in good faith.

The Shareholder agrees to cooperate in good faith with CPI Ballpark to prepare the joint Schedule 13D (the “Schedule 13D”) describing the terms of the transactions contemplated by this Letter Agreement in the form required by the Securities and Exchange Act of 1934 (the “Exchange Act”). The Shareholder further agrees to jointly file or authorize the filing of the Schedule 13D along with any amendments and supplements thereto with all other members of the Consortium and shall execute and deliver all agreements and information necessary to effect such joinder as required under the Exchange Act, and attach this Letter Agreement, the EGM Materials (if applicable) and all other agreements entered into by and between members of the Consortium with respect to the Proposed Matter as of such date, as exhibits to such filing to the extent required by the Exchange Act.

Each of CPI Ballpark and the Shareholder agrees that none of the information relating to itself or its respective affiliates or its or their respective officers and directors supplied or to be supplied in writing by such party (as the case may be) for inclusion or incorporation by reference in the EGM Materials or Schedule 13D, along with any amendments and supplements thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time any information relating to either CPI Ballpark, the Shareholder or any of its respective affiliates, or its or their respective officers or directors, should be discovered by either CPI Ballpark or the Shareholder (as the case may be) which should be set forth in an amendment or supplement to the EGM Materials or the Schedule 13D, so that the EGM Materials or Schedule 13D, as the case may be, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, such relevant party shall promptly notify the other party. In those circumstances, CPI Ballpark shall take all action necessary to promptly amend or supplement the EGM Materials and disseminate such amendment or supplement to the Company’s shareholders, as applicable, and the Shareholder and CPI Ballpark (along with the other members of the Consortium) shall take all action necessary to promptly amend or supplement the Schedule 13D, as the case may be. The Shareholder and CPI Ballpark further agree that all documents that each party is responsible for filing with or submitting to the SEC or the NYSE Euronext or disseminating to shareholders of the Company in connection with the Proposed Matter will comply, as regards information in respect of CPI Ballpark, the Shareholder or its respective affiliates or its or their respective officers and directors as to form and substance in all material respects with the requirements of applicable laws (including the rules and regulations of the NYSE Euronext).

The Shareholder shall be responsible solely for its own costs and expenses relating to the negotiation of this Letter Agreement and the transactions contemplated hereby, and shall have no liability whatsoever for any other costs or expenses of any other person relating to the matters contemplated by this Letter Agreement and the Proposed Matter.

This Letter Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) December 31, 2012 or (b) the adoption of the Proposed Matter; provided that the Shareholder and CPI Ballpark may terminate this Letter Agreement at any time by mutual written consent.

This Letter Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Neither this Letter Agreement nor any of the rights, interests or obligations under this Letter Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by the Shareholder without the prior written consent of CPI Ballpark, provided that the Shareholder may assign its rights under this Letter Agreement, but not its obligations, to an affiliate of such Shareholder without consent of CPI Ballpark. Nothing in this Letter Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Letter Agreement, except as expressly provided in this Letter Agreement. For the purposes of this Letter Agreement, “affiliate” shall mean, with respect to any specified person, a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified.

Subject to the exceptions and limitations in this Letter Agreement relating to the filing of the Schedule 13D along with any amendments and supplements thereto, the Shareholder and CPI Ballpark shall keep secret and confidential and not disclose, announce or otherwise publicize the existence of this Letter Agreement, the Proposed Matter, any discussions or negotiations with regard to the Proposed Matter, the possibility of the transaction contemplated or any other arrangements connected in any way with the Proposed Matter except to the extent necessary to comply with any legal obligation or the requirement of any relevant stock exchange or other regulatory government or official body.

Please indicate your agreement to the foregoing by signing below where indicated.

Yours truly,

AQUA RESOURCES ASIA HOLDINGS LIMITED

by	/s/ Kimberly Tara
Name: Kimberly Tara
Title: Authorized Signatory

ACKNOWLEDGED AND AGREED:

CPI BALLPARK INVESTMENTS LTD

by	/s/ Georges A. Robert
Name: Georges A. Robert
Title: Authorized Signatory

SCHEDULE A

Subject Shares

Name of Shareholder	Type of securities owned	Number of Shares owned and/or number of Shares represented by ADSs owned
Aqua Resources Asia Holdings Limited	ADSs and Shares	5,941,613(1)

Notes:

(1)	Aqua Resources Asia Holdings Limited beneficially owns 1,980,537 ADSs (representing 5,941,611 Shares) and two Shares.

SCHEDULE B

Incorporated herein by reference to Exhibit 99.2 of this Schedule 13D.